DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT



European Bank
for Reconstruction and Development

INTERIM FINANCIAL REPORT

At 30 June 2019

(UNAUDITED)

Table of contents

European Bank for Reconstruction and Development: Interim Financial Report at 30 June 2019

Income statement

For the quarter ended 30 June 2019 (unaudited) and 30 June 2018 (unaudited)

	Quarter 2 2019 € million	Quarter 1 2019 € million	YTD 2019 € million	Quarter 2 2018 € million	YTD 2018 € million
Interest and similar income					
From Banking loans	305	298	603	272	511
From fixed-income debt securities and other interest	133	123	256	78	136
Interest expense and similar charges	(268)	(263)	(531)	(208)	(356)
Net interest income on derivatives	27	34	61	52	72
Net interest income	197	192	389	194	363
Fee and commission income	23	21	44	31	54
Fee and commission expense	(4)	(4)	(8)	(1)	(5)
Net fee and commission income	19	17	36	30	49
Dividend income	163	5	168	81	115
Net gains from share investments at fair value through profit or loss	242	247	489	123	148
Net gains from loans	7	7	14	5	15
Net gains from Treasury assets held at amortised cost	-	1	1	-	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	26	16	42	7	21
Fair value movement on non-qualifying and ineffective hedges	(158)	(35)	(193)	(5)	63
Impairment provisions on Banking loan investments	(18)	21	3	(36)	(63)
Impairment provisions on guarantees	1	(2)	(1)	-	-
General administrative expenses	(93)	(85)	(178)	(94)	(181)
Depreciation and amortisation	(13)	(13)	(26)	(6)	(13)
Net profit for the period	373	371	744	299	518
Transfers of net income approved by the Board of Governors	(117)	-	(117)	(130)	(130)
Net profit after transfers of net income approved by the Board of Governors	256	371	627	169	388
Attributable to:					
Equity holders	256	371	627	169	388

Statement of comprehensive income

For the quarter ended 30 June 2019 (unaudited) and 30 June 2018 (unaudited)

	Quarter 2 2019 € million	Quarter 1 2019 € million	YTD 2019 € million	Quarter 2 2018 € million	YTD 2018 € million
Net profit after transfers of net income approved by the Board of Governors	256	371	627	169	388
Other comprehensive income/(expense)					
1. Items that will not be reclassified subsequently to profit or loss					
− Gains on share investments designated as fair value through other comprehensive income	-	6	6	3	4
2. Items that may be reclassified subsequently to profit or loss					
− (Losses)/gains on cash flow hedges	(10)	7	(3)	(3)	(2)
− Gains/(losses) on fair value hedges	75	(9)	66	(62)	(86)
− Gains on loans designated as fair value through other comprehensive income	29	15	44	-	-
Total comprehensive income	350	390	740	107	304
Attributable to:					
Equity holders	350	390	740	107	304

Balance sheet

At 30 June 2019 (unaudited) and 31 December 2018 (audited)

At 31 December 2018	€ million	30 Jun 2019 € million	€ million	31 Dec 2018 € million
Assets				
Placements with and advances to credit institutions	17,547		16,014	
Debt securities				
At fair value through profit or loss	1,891		1,604	
At amortised cost	10,835		11,343	
	12,726		12,947	
		30,273		28,961
Other financial assets				
Derivative financial instruments	4,377		3,948	
Other financial assets	597		381	
		4,974		4,329
Loan investments				
Banking portfolio:				
Loans at amortised cost	22,788		22,413	
Less: Provisions for impairment	(964)		(981)	
Loans at fair value through other comprehensive income	2,123		1,737	
Loans at fair value through profit or loss	470		460	
		24,417		23,629
Share investments				
Banking portfolio:				
At fair value through profit or loss	5,019		4,745	
Treasury portfolio:				
Share investments at fair value through other comprehensive income	80		75	
		5,099		4,820
Intangible assets		62		62
Property, technology and equipment		120		50
Total assets		64,945		61,851
Liabilities				
Borrowings				
Amounts owed to credit institutions and other third parties	1,686		2,107	
Debts evidenced by certificates	43,037		40,729	
		44,723		42,836
Other financial liabilities				
Derivative financial instruments	2,135		2,079	
Other financial liabilities	1,060		653	
		3,195		2,732
Total liabilities		47,918		45,568
Members' equity attributable to equity holders				
Paid-in capital	6,215		6,215	
Reserves and retained earnings	10,812		10,068	
Total members' equity		17,027		16,283
Total liabilities and members' equity		64,945		61,851
Memorandum items				
Undrawn commitments		13,076		13,068

4

Statement of changes in equity

For the quarter ended 30 June 2019 (unaudited) and 30 June 2018 (unaudited)

	Subscribed capital € million	Callable capital € million	Revaluation reserve € million	Hedging reserve € million	Actuarial remeasurement € million	Retained earnings € million	Total equity € million
At 31 December 2017	29,723	(23,512)	20	1	14	9,867	16,113
Total comprehensive income for the year	–	-	4	(88)	-	388	304
Internal tax for the year	-	-	-	-	-	3	3
At 30 June 2018	29,723	(23,512)	24	(87)	14	10,258	16,420
At 31 December 2018	29,743	(23,528)	18	(44)	4	10,090	16,283
Total comprehensive income for the year	-	-	50	63	-	627	740
Internal tax for the year	-	-	-	-	-	4	4
Capital subscriptions	2	(2)	-		-	-	-
At 30 June 2019	29,745	(23,530)	68	19	4	10,721	17,027

Statement of cash flows

For the period to 30 June 2019 (unaudited) and 30 June 2018 (unaudited)

	€ million	Year to 30 Jun 2019 € million	€ million	Year to 30 Jun 2018 € million
Cash flows from operating activities				
Net profit for the year	627		388	
Adjustments to reconcile net profit to net cash flows:				
Non-cash items in the income statement				
Depreciation and amortisation	26		13	
Gross provisions charge for Banking loan losses and guarantees	(2)		63	
Fair value movement on share investments	(488)		176	
Fair value movement on loans held at fair value through profit or loss	(14)		(10)	
Fair value movement on Treasury investments	152		(88)	
Other unrealised fair value movements			16	
Cash flows from the sale and purchase of operating assets				
Proceeds from repayments of Banking loans	3,049		3,633	
Funds advanced for Banking loans	(3,710)		(3,834)	
Proceeds from sale of Banking share investments	474		313	
Funds advanced for Banking share investments	(159)		(330)	
Net cash flows from Treasury derivative settlements	2		61	
Net placements to credit institutions	(1,454)		(3,939)	
Working capital adjustment:				
Movement in interest income	(75)		(27)	
Movement in interest expense	215		84	
Movement in net fee and commission income	(1)		(2)	
Movement in net income allocations payable	115		-	
Movement in accrued expenses	(19)		(2)	
Movement in dividend income receivable	-		-	
Net cash used in operating activities		(1,262)		(3,485)
Cash flows from investing activities				
Proceeds from sale/maturity of debt securities at amortised cost	5,305		5,577	
Purchases of debt securities at amortised cost	(4,615)		(7,673)	
Proceeds from sale of debt securities at fair value through profit or loss	1,184		1,651	
Purchases of debt securities at fair value through profit or loss	(1,366)		(2,037)	
Purchase of intangible assets, property, technology and equipment	(11)		(13)	
Cash flows from/(used in) investing activities		497		(2,495)
Cash flows from financing activities				
Capital received	2		3	
Issue of debts evidenced by certificates	11,620		15,914	
Redemption of debts evidenced by certificates	(10,218)		(10,550)	
Net cash from financing activities		1,404		5,367
Net increase/(decrease) in cash and cash equivalents		639		(613)
Cash and cash equivalents at beginning of the year		5,544		6,271
Cash and cash equivalents at 30 June[2]		6,183		5,658

[2] Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 June 2019 balance is €8 million restricted for technical assistance to be provided to member countries in the SEMED region.

Explanatory notes

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1.   Establishment of the Bank

i   Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2019 the Bank's shareholders comprised 68 countries, together with the European Union and the European Investment Bank.

ii   Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2.   A summary of significant accounting policies

i   Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii   Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2018.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2019.

3. Banking loan investments at amortised cost

	30 Jun 2019 Sovereign loans € million	30 Jun 2019 Non-sovereign loans € million	30 Jun 2019 Total loans € million	31 Dec 2018 Sovereign loans € million	31 Dec 2018 Non-sovereign loans € million	31 Dec 2018 Total loans € million
At 1 January	4,376	18,037	22,413	4,071	17,380	21,451
Disbursements	328	2,959	3,287	1,092	5,826	6,918
Repayments and prepayments	(292)	(2,692)	(2,984)	(795)	(5,236)	(6,031)
Remeasurement of previously impaired loans	-	-	-	-	9	9
Foreign exchange movements	8	39	47	53	76	129
Movement in effective interest rate adjustment	4	21	25	(45)	55	10
Reclassification	-	-	-	-	18	18
Written off	-	-	-	-	(91)	(91)
At period end	4,424	18,364	22,788	4,376	18,037	22,413
Impairment period end	(17)	(947)	(964)	(18)	(963)	(981)
Total net of impairment at period end	4,407	17,417	21,824	4,358	17,074	21,432

At 30 June 2019 the Bank categorised 82 amortised cost loans as non-performing, with operating assets total €1,129 million (31 December 2018: 82 loans totalling €1,135 million). Specific provisions on these assets amounted to €684 million (31 December 2018: €674 million).

4. Banking loan investments at fair value through profit or loss

Non-sovereign loans	30 Jun 2019 € million	31 Dec 2018 € million
At 1 January	460	372
Movement in fair value revaluation	9	19
Disbursements	13	132
Repayments and prepayments	(15)	(62)
Foreign exchange movements	3	15
Written off	-	(16)
At period end	470	460

At 30 June 2019, the Bank categorised four fair value through profit or loss loans as non-performing, with operating assets total €41 million (31 December 2018: Four loans totalling €41 million). Net fair value losses on these assets amounted to €35 million (31 December 2018: €35 million).

5. Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	30 Jun 2019 € million	31 Dec 2018 € million
At 1 January	1,737	1,190
Movement in fair value revaluation	49	(17)
Movement in expected credit loss	(1)	(4)
Disbursements	410	792
Repayments and prepayments	(70)	(190)
Foreign exchange movements	(2)	(16)
Reclassification	-	(18)
At period end	2,123	1,737

At 30 June 2019, the Bank categorised no fair value through other comprehensive income loans as non-performing.

6. *Share investments*

	30 Jun 2019 Fair value Unlisted € million	30 Jun 2019 Fair value Listed € million	30 Jun 2019 Fair value Total € million	31 Dec 2018 Fair value Unlisted € million	31 Dec 2018 Fair value Listed € million	31 Dec 2018 Fair value Total € million
Outstanding disbursements						
At 1 January	3,568	1,959	5,527	3,826	1,680	5,506
Disbursements	111	61	172	319	412	731
Disposals	(195)	(249)	(444)	(577)	(124)	(701)
Written off	-	-	-	-	(9)	(9)
At period end	3,484	1,771	5,255	3,568	1,959	5,527
Fair value adjustment						
At 1 January	(596)	(186)	(782)	(761)	89	(672)
Movement in fair value revaluation	281	265	546	165	(275)	(110)
At period end	(315)	79	(236)	(596)	(186)	(782)
Fair value at period end	3,169	1,850	5,019	2,972	1,773	4,745
Equity Derivatives	64	244	308	300	100	400

7. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the Bank's countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	Banking 30 Jun 2019 € million	Treasury 30 Jun 2019 € million	Aggregate d 30 Jun 2019 € million	Banking 30 Jun 2018 € million	Treasury 30 Jun 2018 € million	Aggregated 30 Jun 2018 € million
Interest income	603	256	859	511	136	647
Other income	706	43	749	327	22	349
Total segment revenue	1,309	299	1,608	838	158	996
Interest expense and similar charges	(247)	(284)	(531)	(182)	(174)	(356)
Net interest income on derivatives	-	61	61	-	72	72
General administrative expenses	(167)	(11)	(178)	(170)	(11)	(181)
Depreciation and amortisation	(24)	(2)	(26)	(12)	(1)	(13)
Segment result before provisions and hedges	871	63	934	474	44	518
Fair value movement on non-qualifying and ineffective hedges	-	(193)	(193)	-	63	63
Provisions for impairment of loan investments and guarantees	3	-	3	(63)	-	(63)
Net profit/(loss) for the period	874	(130)	744	411	107	518
Transfers of net income approved by the Board of Governors			(117)			(130)
Net profit after transfers approved by the Board of Governors			627			388
Segment assets	30,351	34,594	64,945	28,253	34,413	62,666
Segment liabilities	654	47,264	47,918	363	45,883	46,246

8. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 30 June 2019	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:		
Debt securities	1,891	1,891
Derivative financial instruments	4,377	4,377
Share investments (Banking portfolio)	5,019	5,019
Banking loans	2,593	2,593
Share investments (Treasury portfolio)	80	80
	13,960	13,960
Financial assets measured at amortised cost:		
Placements with and advances to credit institutions	17,547	17,547
Debt securities	10,835	10,840
Other financial assets	597	597
Banking loan investments at amortised cost	21,824	22,445
	50,803	51,429
Total	64,763	65,389

Financial liabilities at 30 June 2019	Carrying amount € million	Fair value € million
Financial liabilities measured at fair value through profit or loss or fair value through other comprehensive income:		
Amounts owed to credit institutions	(1,686)	(1,686)
Debts evidenced by certificates	(43,037)	(42,941)
Derivative financial instruments	(2,135)	(2,135)
Equity Participation Fund	(121)	(121)
Other financial liabilities	(939)	(939)
Total	(47,918)	(47,822)

Fair Value Estimation Techniques

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primarily simple, short-term instruments. They are classified as having Level 2 inputs as the Bank's assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

Amortised cost debt securities are valued using Level 2 inputs. The basis of their fair value is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services.
The Bank's collateralised placements are valued using discounted cash flows and are therefore based on Level 3 inputs.

Banking loan investments whereby the objective of the Bank's business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year-end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank's borrowing activities executed through the issuance of commercial paper and bonds. The fair value of the Bank's issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank's issued commercial paper is determined based on the observable Juneket valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges.

- **Level 2** - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities and most derivative products. The sources of inputs include prices available from screen-based services such as Reuters and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

- **Level 3** - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 June 2019 about the Bank's financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 30 June 2019			
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	-	1,891	-	1,891
Derivative financial instruments	-	3,939	438	4,377
Banking loans	2,123	-	470	2,593
Share investments (Banking portfolio)	1,638	36	3,345	5,019
Share investments (Treasury portfolio)	-	80	-	80
Total financial assets at fair value	3,761	5,946	4,253	13,960
Derivative financial instruments	-	(2,005)	(130)	(2,135)
Equity Participation Fund	-	-	(121)	(121)
Total financial liabilities at fair value	-	(2,005)	(251)	(2,256)

The table below provides a reconciliation of the fair values of the Bank's level 3 financial assets and financial liabilities for the period ended 30 June 2019.

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 31 December 2018	499	460	3,174	4,133	(111)	(99)	(210)
Total (losses)/gains for the quarter ended 30 June 2019 in:							
Net (loss)/gains	(32)	14	281	263	(8)	(38)	(46)
Deferred loss							
Purchases/issues	-	13	114	127	(13)	-	(13)
Sales/settlements	(29)	(17)	(224)	(270)	11	7	18
Balance at 30 June 2019	438	470	3,345	4,253	(121)	(130)	(251)
Unrealised fair value changes on assets and liabilities held at 30 June 2019 included in net (loss)/profit above	(29)	13	141	125	2	(38)	(36)

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 June 2019, the main valuation models/techniques[4] used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

| | | Impact on net profit in Quarter 2 2019 | | |
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF and option pricing models	470	27	(22)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models[5]	3,532	654	(629)
At period end		4,002	681	(651)

[5] NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

